FRANK R. HOUGH
2222 Foothill Boulevard, #E-370, La Canada-Flintridge, CA 91011

July 31, 2008

Tom Kubota
C.E.O.
Pacific Health Care Organization, Inc.
1280 Bison, Suite B9-596
Newport Beach, CA. 92660

Dear Tom:

Please accept my resignation as Chief Financial Officer and Secretary of Pacific Health Care Organization, Inc. and its two subsidiaries Medex Healthcare, Inc. and Industrial Resolutions Coalition, Inc., effective July 31, 2008.

Sincerely,

/S/ Frank R. Hough
Frank R. Hough